Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), in accordance with article 12 of CVM Instruction No. 358/02, informs the market that it received a letter from Ontario Teacher’s Pension Plan Board, as transcribed below:

Dear Sir:

ONTARIO TEACHERS’ PENSION PLAN BOARD, a corporation without share capital, continued under the Teachers’ Pension Act (Ontario) (“OTPP”), for purposes of compliance with Section 12 of CVM Ruling 358/02, as amended from time to time, hereby informs OI S.A. (“OI”) that it has sold, in series of transactions carried out on the dates of June 13 and 14, a total number of 7,034,767 common shares of OI.

By virtue of this transaction, OTPP’s participation in common shares of OI has fallen below the 5% threshold established by the CVM Ruling 358/02. OTPP had 39,366,866 common shares, which represented 5.89% of the common shares, and currently has 32,332,099 common shares, which represents 4.84% of the common shares of OI.

OTPP also informs that its equity interest in the Company is held for investment purposes, with no intention to change the control or influence the management structure. As of this date, OTPP does not hold any preferred shares issued by the Company.

Yours faithfully,

ONTARIO TEACHERS’S PENSION PLAN BOARD

By: Rossana Di Lieto

Title: Vice President & Chief Compliance Officer

Rio de Janeiro, June 16, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.